[West Marine Letterhead]





August 27, 2007

VIA FACSIMILE:  (202) 772-9203
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention:    William Choi, Branch Chief
              Scott Ruggiero, Staff Accountant


Re:      West Marine, Inc.
         Form 10-K for the fiscal year ended December 30, 2006
         File No. 0-22512
         ----------------------------------------------------

Dear Mr. Choi and Mr. Ruggiero:

We have received your comments with respect to the above-referenced filing set forth in a letter dated August 9, 2007. The remainder of this letter contains the text of your comments followed by our corresponding responses.

Form 10-K for Fiscal Year Ended December 30, 2006

General

1. In future filings, please file Schedule II - Valuation and Qualifying Accounts for the activity related to product returns and deferred tax assets. Refer to Rules 5-04 and 12-09 of Regulation S-X.

         RESPONSE

         In future filings, we will include required information regarding balances and activity during the period for significant valuation and qualifying accounts in the notes accompanying our consolidated financial statements.


Selected Consolidated Financial Data, page 12

2. In future filings, please revise your selected consolidated financial data, management's discussion and analysis (MD&A) and notes to your financial statements to remove all references to the per share impact of items included in net income. Per share discussion of these items cannot logically be related to the common shareholder without adjustment and are not items that accrue directly to the benefit of the owner of a part of the common equity.

         RESPONSE

         We believe the presentation of clearly defined per share components of operating results can provide useful and important information to investors for interpreting and comparing our operating results. In future filings, however, we will omit references to the per share impact of items included in net income.


Management's Discussion and Analysis of Financial Condition and Results of Operations, page 13

Critical Accounting Policies and Estimates, page 14

General

3. Please tell us and disclose your accounting policy for goodwill impairment here and in the notes to your financial statements. Please tell us if goodwill is tested annually for impairment, and if not, why? If goodwill is tested for impairment annually, please tell us the results of the most recent impairment test. Please also expand your discussion in future filings to discuss the specific accounting estimates, assumptions and uncertainties underlying such estimates related to your assessment. Explain how the assumptions that you have made compare to other assumptions that could have reasonably been made, under the circumstances, and address the specific uncertainties that are reasonably likely to give rise to material effects in the course of resolution.

         RESPONSE

         In the third quarter of each year, or sooner if conditions indicate an impairment could exist, we evaluate goodwill at the reporting unit level, as required under Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets." Our reporting units are our Stores, Port Supply and Direct Sales operating segments. The evaluation compares the carrying amount of the goodwill to the estimated implied fair value of the goodwill. Our estimate of fair value is determined by considering market prices of comparable businesses and the present value of expected future cash flows. Any excess of the carrying value over the estimated fair value would be recognized as an impairment loss. As of December 30, 2006 and December 31, 2005, we had goodwill of $50,982 and $51,812, respectively. Based on our evaluations, no goodwill impairment loss was recorded in 2007, 2006 or 2005.

         We will expand future filings to include the specific material accounting estimates, assumptions and uncertainties underlying such estimates related to our goodwill assessment and explain how the assumptions we have made compare to other assumptions that could have reasonably been made and address the specific uncertainties that are reasonably likely to give rise to material effects in the course of resolution.

4. Please expand your disclosure in future filings to identify the specific accounting assumptions underlying your estimates for each critical accounting policy you identify. For example, in your discussion of stock-based compensation we note that you have not identified the assumptions you use to determine the estimated fair value of stock-based awards. Explain how the assumptions that you have made compare to other assumptions that could have reasonably been made, under the circumstances, and address the specific uncertainties that are reasonably likely to give rise to material effects in the course of resolution. Please provide information about the quality and potential variability of your earnings and cash flow so that investors may ascertain the extent to which your reported financial information is indicative of your future results. We generally find that disclosures including both sensitivity analyses and discussions of historical experience in making the critical estimates are effective in meeting this Management's Discussion and Analysis objective. Please refer to the guidance in Section 501.14 of the SEC's Financial Reporting Codification for further clarification.

         RESPONSE

         We will review our disclosure regarding each critical accounting policy and, in future filings, we will identify specific material accounting assumptions underlying estimates for each identified critical accounting policy, explain how our assumptions compare to other assumptions that could have reasonably been made and address the specific uncertainties that are reasonably likely to give rise to material effects in the course of resolution. To the extent material and relevant to a particular critical accounting estimate, we will provide appropriate sensitivity and historical experience disclosure, as contemplated under Section 501.14 of the SEC's Financial Reporting Codification.


Revenue recognition, page 15

5. We note your disclosure related to gift cards. Please tell us the amount of gift cards you sold or exchanged in fiscal 2006 and 2005. Please tell us and disclose in future filings your revenue recognition policy for unredeemed gift cards and the methodology you use to recognize the related revenue. If material, your disclosure should specify the line item where breakage is recorded in your statement of operations.

         RESPONSE

         Aggregate sales of gift cards were $16.0 million in fiscal year
         2006 and $14.5 million in fiscal year 2005. Sales of gift cards are deferred and treated as a liability on our balance sheet either until redeemed by customers in exchange for products or until we determine that future redemption of the card by the customer is remote, also called "breakage."

         Breakage for unused gift cards is recognized using the "redemption recognition method." Under this method, we estimate breakage based on company specific data by analyzing historical experience and deriving a rate that represents the amount of gift cards that are expected to go unused and that are not subject to escheatment. This rate is then applied, and breakage is recognized in income, over the period of redemption. Gift card breakage income was $1.0 million in 2006 and $0.3 million in 2005 and is included in net sales in our operating results. We will disclose this information in future filings as requested.


Impairment of long-lived assets, page 16

6. We note your statement that you "may also accelerate depreciation over the asset's revised useful life, if appropriate." Please confirm to us and clarify in future filings that such accounting treatment only applies to those assets identified for replacement and therefore viewed as "held and used" until disposal. If this is not the case, please explain.

         RESPONSE

         Estimated useful lives are revised only for assets identified for replacement or abandonment at a specific future date - such as the expected closure date of a store location - and therefore viewed as "held and used" until disposal. We will clarify this in future filings.


Results of Operations-Compared to 2005, page 17

General

7. In future filings, please expand your discussion to describe all of the significant underlying causes of the changes in your results of operations and provide a more detailed analysis of material year-to-year changes and trends. For example, you have primarily attributed the increase in the Stores division net sales from 2005 to 2006 to a 2.4% increase in comparable store sales, but you did not address the impact that new, closed, and remodeled stores had on this change. Please also quantify the amount of the increase or decrease attributed to each factor. For further guidance please refer to Item 303(a)(3) of Regulation S-K and the Commission's Interpretative Releases on MD&A, Release 33-8350 and
    Section III.D of Release 33-6835, both of which are available on our website at www.sec.gov. Please be advised that this comment should not be limited to the example provided, but should be applied to each category you discuss. Please include a draft of your proposed revisions with your response.

         RESPONSE

         In response to your comment, a sample of our revised discussion of 2006 results compared to 2005 results appears on Exhibit A to this letter. We will include similarly detailed disclosure in our future filings.


Consolidated Statements of Stockholders' Equity, page 27

8. We note that the excess tax benefit of $357,000 presented in your statement of cash flows is not presented in your statements of stockholders' equity. Please revise or advise.

         RESPONSE

         The excess tax benefit of $357,000 presented in our statement of cash flows represents "excess tax benefits from settlement of equity compensation" (grants that produce "windfalls"). This amount represents options granted and fully vested prior to the adoption of SFAS No. 123(R), "Share-Based Payment," but exercised subsequent to the adoption of SFAS No. 123(R). For such awards, the entire tax benefit resulting from the exercise of the award is recorded in additional paid-in capital ("APIC") and, therefore, presented in our statement of stockholders' equity as "tax benefit from equity issuance." The amount recorded in APIC and presented in stockholders' equity as tax benefit from equity issuance of $342,000 reflects the net adjustment for actual tax benefit for settlement of equity compensation that produced windfalls and for settlement that produced shortfalls (i.e., actual tax benefit earned from release of restricted stock was less than the deferred tax asset established as the expense for those grants was recognized). Although shortfalls are netted with windfalls in the amount recorded in APIC, the amount shown in the statement of cash flows as excess tax benefit from stock-based compensation includes windfall amounts only. In future filings, we will present the excess tax benefit from equity compensation on a separate line in the statement of stockholders' equity.


Notes to Consolidated Financial Statements, page 29

Note 1: Summary of Significant Accounting Policies, page 29
Impairment of Long-Lived Assets, page 30

9. We note your disclosures of impairment charges in 2006 and 2005. In future filings, for each impairment charge, please expand your disclosure to include the following:

    o A more detailed description of each asset and the facts and circumstances leading to the impairment;
    o The method or methods for determining fair value of the related assets; and
    o The segment in which the impaired asset is reported under SFAS No. 131.

    Refer to paragraph 26 of SFAS No. 144 and paragraph 46 of SFAS No. 142. Please include a draft of your proposed revisions with your response.

         RESPONSE

         In response to your comment, a sample of our revised disclosure appears on Exhibit B to this letter. We will include similarly expanded disclosure in future filings that include an impairment charge. Because assets are commingled and not available by operating segment, impaired assets are not presented, consistent with the provisions of SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information."


Note 2: Restatement of Prior Periods, page 34

10. Please revise future filings to include the cumulative effect of the change on retained earnings or other appropriate components of equity or net assets in your January 2, 2005 balance sheet. Refer to paragraph 26b of SFAS No. 154.

         RESPONSE

         In the Form 10-Q for our third quarter 2007 and in the Form 10-K for fiscal year 2007, as well as in filings subsequent to this Form 10-K, we would not expect to present the January 1, 2005 balance sheet. However, when an accounting change is reported in future filings, we will present the cumulative effect on retained earnings as prescribed in paragraph 26b of SFAS No. 154.


Note 3: Share-Based Compensation, page 35

11. We note that in your table on page 38 of additional information for options outstanding as of December 30, 2006, you present more exercisable shares than shares outstanding for the "$7.06-$10.75" and "$16.11-$22.00" range of exercise prices. Please revise future filings to correct this apparent error.

         RESPONSE

         We will revise future filings as suggested.

Note 11: Segment Information, page 44

12. We note your disclosure that segment assets are not presented owing to the Company's assets being commingled. Please tell us how you were able to assign goodwill to your reporting units and in future filings, disclose the amount of goodwill assigned to each reporting unit.

         RESPONSE

         All goodwill is assigned to the Stores reporting unit. In each business combination that resulted in the recording of goodwill, the amount of the purchase price in excess of the fair value of acquired assets was attributed by management to the synergistic value of the acquired store operations. We will add clarifying disclosure to future filings in accordance with paragraph 32 of SFAS No. 131.


Controls and Procedures, page 47

13. We note that your management has concluded that your disclosure controls and procedures were effective as of December 30, 2006 to ensure that information required to be disclosed in your reports filed or submitted under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms. Please confirm to us, if true, and revise future filings to disclose that your management has also concluded that your controls and procedures were effective to ensure that information required to be disclosed under the Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Refer to Rule 13a-15(e).

         RESPONSE

         We confirm to you that our management concluded that as of December 30, 2006 and March 31, 2007, our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e), were effective. In this regard, please note that we have revised this disclosure in our Form 10-Q for the quarter ended June 30, 2007, filed August 3, 2007. Our revised disclosure defines our disclosure controls and procedures as those set forth in Rules 13a-15(e) and 15d-15(e), and we respectfully submit that this change should address the concern expressed by your comment. We will continue using this new disclosure in our future filings.


Exhibits 31.1 and 31.2

14. We note the identification of the certifying individuals at the beginning of the certifications required by Exchange Act Rule 13a-14(a) also includes the titles of the certifying individuals. In future filings, the identification of the certifying individuals at the beginning of the certification should be revised so as not to include the individuals' titles.

         RESPONSE

         We will revise the certifications filed as Exhibits 31.1 and 31.2 in future filings as requested.


                                    * * * * *

As requested, we acknowledge that:

o we are responsible for the adequacy and accuracy of the disclosure in our SEC filings;

o SEC staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to our filings; and

o we may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.



We hope you will find this letter responsive to your comments. If you have questions regarding our responses, please contact me at 831-761-4489.


                               Sincerely,

                              /s/ Thomas R. Moran
                              --------------------------------
                              Thomas R. Moran
                              Senior Vice President and
                              Chief Financial Officer


cc:   Peter L. Harris
      Pamela J. Fields
      David L. Kral, Deloitte & Touche, USA LLP
      Thomas D. Twedt, Dow Lohnes, PLLC - VIA FACSIMILE:  (202) 776-4941

                                                                     EXHIBIT A

Results of Operations-2006 Compared to 2005

Net sales for 2006 were $716.6 million, compared to net sales of $692.3 million for 2005. Net loss for 2006 was $7.1 million, or ($0.33) per share, compared to net loss for 2005 of $2.3 million, or ($0.11) per share. Net loss for 2006 included a $14.5 million pre-tax charge for store closures and other restructuring costs. Net loss for 2005 included approximately $14.3 million in pre-tax charges related to unusual items, as further described in "-Results of Operations-2005 Compared to 2004."


Store closures and other restructuring costs
On August 4, 2006, our Board of Directors approved management's recommendation to close between 30 and 40 stores that management identified as having no reasonable expectation of significant positive cash flow over the near term. During 2006, we closed 33 stores in conjunction with this initiative and consolidated certain Direct Sales call center operations, incurring $14.5 million in related costs. For more information, see "Critical Accounting Policies and Estimates-Impairment of long-lived assets" and "-Asset retirement obligations and facility closing costs."


Division sales
Net sales attributable to our Stores division increased $28.6 million, or 4.8%, to $629.9 million in 2006, primarily due to a $13.7 million increase in comparable store sales. Net sales not included in comparable store sales during 2006 included $14.4 million in sales from new stores and $4.2 million in sales from remodeled or expanded stores, partially offset by a $3.2 million sales decrease from closed locations. Port Supply sales through our distribution centers decreased $4.6 million, or (9.6%), to $43.5 million in 2006, primarily due to increased sales to Port Supply customers through our store locations, which are included in Stores sales. Net sales of our Direct Sales division increased $0.3 million, or 0.8%, to $43.2 million, primarily due to $2.3 million in increased sales from our Internet website, which we believe is partially offset by reduced direct sales in areas where we have opened new stores.


Comparable store sales
Comparable store sales increased in 2006 by 2.4%, or $13.7 million, with an increase reported in each fiscal quarter. Comparable store sales increases during the first, second, third and fourth quarters of 2006 were 4.8%, 2.3%, 2.4% and 0.2%, respectively. Increased sales to Port Supply customers through our store locations represented an $18.3 million increase in 2006 comparable store sales. We believe that comparable store sales increased partly due to milder weather compared to last year.


Gross profit
Gross profit increased $3.9 million, or 1.9%, in 2006, compared to 2005, primarily due to higher sales. Gross profit as a percentage of net sales decreased to 28.8% in 2006 from 29.2% in 2005, primarily due to an $8.6 million, or 120 basis point, change in the level of indirect costs and vendor allowances that were capitalized in inventory value in 2005, which decreased gross profit in 2006 as the related products were sold, partially offset by a $6.4 million, or 90 basis point, improvement in raw product margin and inventory shrinkage.


Selling, general and administrative (SG&A) expense
Our future profitability is largely dependent on our ability to increase sales and gross profit while containing SG&A expense. In 2006, SG&A expense decreased by $4.4 million, or 2.2%, compared to last year. SG&A expense decreased to 27.3% of net sales in 2006, compared to 28.9% of net sales in 2005, an improvement of 160 basis points over last year. The decrease in SG&A expense compared to last year was primarily due to $10.6 million, or 150 basis points, included in 2005 SG&A expense for cancelled software development projects and discontinuing our use of the BoatU.S. tradename. SG&A expense in 2006 was also lower by an additional $2.6 million, or 40 basis points, compared to 2005 as a result of our cost cutting initiatives implemented during 2006. These expense savings were partially offset by $8.5 million, or 120 basis points, for spending on investments in initiatives intended to improve profitability over the long term, including upgrading our Internet platform, expanding our Port Supply marketing teams, training our store selling associates and localizing or specializing certain store merchandise assortments.

Loss from operations
Loss from operations in 2006 was $3.9 million, representing a $6.2 million change when compared to income from operations of $2.3 million in 2005. This loss was primarily due to an $8.6 million change in the level of indirect costs and vendor allowances that were capitalized in inventory value in 2005, which decreased gross profit in 2006 as the related products were sold, partially offset by reduced SG&A expense in 2006.


Interest expense
Interest expense increased $0.1 million, or 2.0%, in 2006, compared to 2005, primarily due to $1.5 million from higher average interest rates partially offset by $1.3 million from lower average borrowings.


Income taxes
Our effective tax rate for 2006 was a benefit of 31.1%, compared to a benefit of 51.8% in 2005. The lower benefit in 2006 was primarily due to a $1.0 million increase in valuation allowances related to state tax loss carry forwards imposed in 2006, which effectively eliminated the 2006 statutory state tax benefit and instead resulted in net state income tax expense of $0.2 million, after applying enterprise zone benefits of $0.3 million. The following table summarizes the components of income taxes as reported in our statement of operations for 2006 and 2005 (dollars in thousands):


                                                                          2006                              2005
                                                             -----------------------------     -------------------------------
Loss before income tax                                           $(10,297)       100.0%             $(4,796)        100.0%
                                                             -------------- -------------- --- --------------- ---------------
                                                             -------------- -------------- --- --------------- ---------------

Federal income tax benefit at statutory rate of 35%              $ (3,604)       -35.0%             $(1,679)        -35.0%
State income tax benefit at statutory rate of 4%                 $   (412)       - 4.0                 (192)         -4.0%
Provision (benefit) for foreign income taxes                          187          1.8%                (174)         -3.6%
Non-deductible Associate Stock Purchase Plan compensation             135          1.3%                  -
Valuation allowance assigned to state net operating loss              988          9.6%                  -
carryfforwards
Enterprise zone benefits                                             (306)       - 3.0%                (451)         -9.4%
Non-deductible permanent items & other                               (186)       - 1.8%                  14           0.3%
                                                             -------------- --------------     --------------- ---------------
Income tax benefit                                               $(3,198)        - 31.1%            $(2,482)        -51.8%
                                                             -------------- --------------     --------------- ---------------


                                    EXHIBIT B

STORE CLOSURES AND OTHER RESTRUCTURING COSTS

In 2006, West Marine closed 35 stores, including 33 lower-performing stores that management had identified as having no reasonable expectation of significant positive cash flow over the near term. Additionally, the Company consolidated most call center operations in its Largo, Florida facility. In conjunction with these actions, the Company recognized charges of $14.5 million in 2006, comprised of $6.3 million for estimated lease contract termination obligations, a $3.5 million impairment charge to reduce the carrying value of long-lived assets- primarily leasehold improvements, fixtures and equipment at lower-performing stores slated for closure , $1.7 million for termination severance benefits, $1.1 million for disposal of unsaleable merchandise, $1.5 million for other store closure costs, such as site cleanup and repairs and related transportation costs, and $0.4 million for relocating call center operations. Accrued liabilities related to store closure costs outstanding at year-end 2006 were $3.0 million. In 2005 and 2004, West Marine closed 11 stores and four stores, respectively, generally as the underlying lease contracts expired. Store closure costs in 2005 and 2004 were not significant and no related liabilities were outstanding at year-end 2005 and 2004.

Costs and obligations recorded by the Company in 2006 in conjunction with the store closures and call center relocation, excluding a $3.5 million impairment charge for store long-lived assets, are as follows:



                                                 Termination                Store Lease
                                                 Benefits and               Termination
                                                 Other Costs                   Costs                      Total
                                              -------------------       ------------------        ------------------
Beginning balance, January 1, 2006                    $ ---                   $ ---                     $ ---
Charges (1)                                             4.7                     6.3                       11.0
Payments and settlements                               (4.2)                   (3.8)                     ( 8.0)
                                                 -------------------        ------------------        ------------------

Ending balance, December 30, 2006 (2)                 $ 0.5                   $ 2.5                     $ 3.0
                                                 -------------------        ------------------        ------------------


(1)   Included in "Store closure and other restructuring costs" in the Company's 2006 consolidated statement of operations.
(2)   Estimated future cash outlays, included in "Accrued liabilities" in the Company's 2006 consolidated balance sheet.




ASSET IMPAIRMENT CHARGES

In the second quarter of 2006, as part of a major new initiative to identify under-performing locations for possible closure, management performed a comprehensive study of individual store profitability - including consideration of seasonality, cannibalization of nearby store sales, lease terms and possible strategies for improving future results. Based on the resulting assessment of expected future cash flows and management's decision to close up to 40 store locations, the Company recorded a $3.5 million impairment charge for store long-lived assets. The impairment charge reduced the carrying value of leasehold improvements, fixtures and equipment at lower-performing stores slated for closure and expected to then be abandoned to the fair value indicated by their service potential during the remaining period of store operation. The store asset impairment charge is included in "Store closure and other restructuring costs" in the Company's 2006 consolidated statement of operations. Because assets are commingled and not available by operating segment, impaired assets are not presented in our segment information, consistent with the provisions of SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information."

At year-end 2005, management evaluated the carrying values of computer software assets in light of significant cost overruns, programming difficulties and uncertainties about the future use of certain programs being developed internally. Management determined that five major development projects, including applications for marketing, merchandising and replenishment purposes, were no longer expected to be completed. Accordingly, the Company recognized an $8.6 million impairment charge in the fourth quarter of 2005, primarily for capitalized labor costs and consulting fees for development activities, including programming costs, of software projects that were not expected to be completed and therefore had no value. Also in the fourth quarter of 2005, we incurred a $2.0 million pre-tax impairment charge upon discontinuing our use of the BoatU.S. tradename, which therefore was reduced to zero value. The asset impairment charges are included in "Selling, general and administrative expense" in the Company's 2005 consolidated statement of operations.